                                                                   File No. 333-
                                                                            811-

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM S-6

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

Exact name of trust:  Dow Target 10 Trust, _____________ 1998 Series

Name of depositor:  Ohio National Equities, Inc.

Complete address of depositor's principal executive offices:

                                One Financial Way
                             Montgomery, Ohio 45242

Name and complete address of agent for service:

                            Ronald L. Benedict, Esq.
                        Ohio National Financial Services
                                  P.O. Box 237
                             Cincinnati, Ohio 45201

Notice to:
                     W. Randolph Thompson, Esq. (of counsel)
                              Jones & Blouch L.L.P.
                                 Suite 405 West
                        1025 Thomas Jefferson Street, NW
                              Washington, DC 20007

It is proposed that this filing will become effective (check appropriate box):

    immediately upon filing pursuant to paragraph (b) _ _ on (date) pursuant to --- paragraph (b)

    60 days after filing pursuant to paragraph (a)(1)
---

    on (date) pursuant to paragraph (a)(1) of Rule 485.
---

    This post-effective amendment designates a new effective date for a --- previously filed post-effective amendment.

Title of securities being registered: DOW TARGET 10 TRUST, ______________ 1998 Series.

Approximate date of proposed public offering: As soon after the effective date of this registration statement as is practicable.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                               DOW TARGET 10 TRUST
                               [MONTH] 1998 SERIES

                                   PROSPECTUS
                                  [DATE], 1998


The Dow(R) Target 10 Trust consists of a portfolio of the common stocks of the ten companies in the Dow Jones Industrial Average(SM) (the "Dow") having the highest dividend yield as of the close of business on the stock selection date. These ten companies are popularly known as the "Dogs of the Dow." The stock selection date is on or about the last business day of the month preceding this trust series.

The objective of the Trust is to provide above-average total return through both capital appreciation and dividend income. The Trust may or may not achieve that objective. The ten stocks held in the Trust are not expected to reflect the entire index, and the prices of Trust units are not intended to parallel or correlate with movements in the Dow. The Dow consists of 30 stocks selected by Dow Jones & Company, Inc. (publishers of The Wall Street Journal) as representative of the broader domestic stock market and of American industry.

The Trust will terminate approximately 12 months after the stock selection date. Variable contract values held in the Trust will then automatically be transferred into a new series of the Dow Target 10 Trust.

The Trust was created under Ohio law pursuant to a trust agreement (the "indenture") effective on the stock selection date. The trustee is Star Bank, NA. The depositor is The Ohio National Life Insurance Company ("Ohio National Life").

Units of the Trust are not offered directly to the public. Units are purchased principally for the account of certain separate accounts of Ohio National Life, Ohio National Life Assurance Corporation ("ONLAC") and other insurers. ONLAC is wholly-owned by Ohio National Life. Both are Ohio life insurers located in Montgomery, Ohio. Star Bank is a national chartered bank located in Cincinnati, Ohio.

------------------------------------------------------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TRUST UNITS

Each Trust unit represents an undivided interest in the ten stocks held by the Trust. On the stock selection date, the Trust makes its initial investments in the ten Dogs of the Dow stocks (as determined on that day). At that point, the Trust establishes the proportionate relationships among the ten stocks. These investments normally will be purchased in substantially equal dollar amounts for each of the ten companies.

After the stock selection date, and until the end of the initial month of the Trust series, Ohio National Life may deposit with the Trustee additional shares of the ten stocks (or cash with instructions to purchase additional shares) in order to create additional new Trust units. These additional deposits will duplicate, as nearly as is practicable, the original proportionate relationships among the ten stocks and not the then-current proportionate relationships as of any date after the stock selection date. Since the prices of each of the ten stocks will change nearly every day, the ratio of the price of each to the total price of the entire group of ten will also change daily. However, the proportion of stocks represented by each unit will not change materially as a result of the addition of units to the Trust.

After the end of the initial month of the Trust series, no further units will be added to the Trust. Units may be liquidated and redeemed before the end of the 12 month term. On the last business day of the 12 month term, the stocks will be sold or redeemed in kind and all the units will be liquidated . At that point, the Trust's assets (including to the extent appropriate, its stocks) will automatically be transferred to a new series of the Dow Target 10 Trust with its stock selection date being the same day that this series terminates.

It generally will not be possible for the Trust to be 100% invested in the prescribed mix of ten stocks at any time. To the extent that the Trust is not fully invested, the interests of Trust investors may be diluted and total return may not directly track the investment results of the ten stocks. To minimize this effect, the Trustee will try, to the extent practicable, to maintain a minimum cash position at all times. Normally, the only cash items to be held will represent amounts expected to be deducted as charges and amounts too small to purchase additional proportionate round lots of Dogs of the Dow stocks.

A service charge, approximately equivalent to 0.25% of Trust assets, is deducted from the Trust over the course of the 12 month term of the Trust at a daily rate of 0.000685%. The service charge is paid to Ohio National Life. Ohio National Life uses the service charge to pay any expenses related to the Trust that are not otherwise paid by the Trust.

The Trust pays its operating expenses including expenses for legal, accounting and auditing services, brokerage fees for the purchase and sale of the stocks, the Trustee's fees, license fees and the actual costs of other administrative services and operating the Trust. Ohio National Life has agreed to reimburse the Trust for any of its operating expenses in excess of 0.85% of assets on an annual basis.

Other fees and charges are deducted from the values of the variable contracts that invest in the Trust. These are described in the prospectus for each variable contract.


UNIT PRICING

The price of each unit equals (1) the sum of the per-share sale prices of the ten Dogs of the Dow stocks as of the close of business on the New York Stock Exchange on the stock selection date, plus (2) any dividends paid to the Trust, minus (3) the deferred sales charge, plus (4) any increases in the prices of the stocks since the stock selection date, minus (5) any decreases in the prices of the stocks since that date, minus (6) any daily accrual of Trust expenses, plus or minus (7) adjustments for stock splits, stock dividends and other corporate transactions.

The price of units is determined at 4:00 p.m. Eastern time on each day the New York Stock Exchange is open for unrestricted trading. Any purchase of units in the first month after the selection date and any redemption of units after the stock selection date will be effected at the unit price next determined after Ohio National Life receives the order for purchase or redemption.


SEPARATE ACCOUNT FUNDING

The Trust is not offered directly to the public. Trust units are currently offered only to the separate accounts of Ohio National Life and ONLAC. In the future, units may also be offered to the separate accounts of other life insurance companies. The separate accounts use Trust units as an underlying investment medium to support certain benefits under variable annuity and variable life insurance contracts.

It is conceivable that in the future it may become disadvantageous for both variable annuity and variable life separate accounts to invest in the Trust. Although no such disadvantage is now foreseen, Ohio National Life and ONLAC will monitor events in order to identify any material conflict between variable annuity and variable life contract owners and to determine what action, if any, should be taken in response thereto. Such action could be the discontinuance of a separate account's participation in the Trust. Material conflicts could result from such things as changes in state insurance law or changes in federal income tax law.


RISKS

Investing in the ten Dogs of the Dow stocks amounts to a moderately contrarian strategy because, while these ten stocks represent large established companies recognized as industry leaders, they also represent investments that are currently out of favor relative to the twenty other Dow stocks. While the relatively high dividends paid by these companies may account for a substantial portion of the Trust's total return, there is no guarantee that the companies will meet their expected dividend distributions throughout the term of the Trust, nor can there be any assurance that the stocks will appreciate in price during the term.

The Trust is not actively managed and the stocks held in the Trust will not be sold prior to the end of the term to take advantage of changing market conditions. The Dogs of the Dow strategy selects the ten stocks by formula without any consideration being given to why some companies might currently be out of favor with investors. Thus, a company experiencing financial difficulties or business reverses will represent 10% of the Trust if, as of the stock selection date, it is among the ten Dow stocks having the highest current dividend yields. In addition to factors affecting the prices for each of the individual stocks, all ten are subject to general market and economic trends that might negatively impact the Trust's total return.

Being limited to ten stocks, the Trust does not represent a diversified portfolio. This could expose the Trust to potentially greater market fluctuations than might be experienced by a diversified portfolio. Variable contract owners, in light of their own financial situations and goals, should consider other additional funding options in order to diversify the allocations of their contract assets.


THE DOW JONES INDUSTRIAL AVERAGE(SM).

The Dow Jones Industrial Average was first published in The Wall Street Journal in 1896. Initially consisting of just 12 stocks, it expanded to 20 stocks in 1916 and to its present size of 30 stocks in 1928. The stocks are chosen by the editors of The Wall Street Journal as representative of the broad stock market and of American industry. The companies are major factors in their industries and their stocks are widely held by individuals and institutional investors. Changes in the components of the Dow Jones Industrial Average are made entirely by the editors of The Wall Street Journal without consultation with the companies, the stock exchange or any official agency. For the sake of continuity, changes are made rarely. Most substitutions have been the result of mergers, but from time to time, changes may be made to achieve a better representation. The components of the Dow Jones Industrial Average may be changed at any time, for any reason. Any changes in the components of the Dow Jones Industrial Average made after the stock selection date will not cause a change in the identity of the ten stocks included in the Trust. The following is a list of the companies which currently comprise the Dow Jones Industrial Average.

AT&T Corporation                  Hewlett-Packard Co.
Allied Signal                     International Business Machines Corporation
Aluminum Company of America       International Paper Company
American Express Company          Johnson & Johnson
Boeing Company                    McDonald's Corporation
Caterpillar Inc.                  Merck & Company, Inc.

Chevron Corporation               Minnesota Mining & Manufacturing Company
Coca-Cola Company                 J.P. Morgan & Company, Inc.
Walt Disney Company               Philip Morris Companies, Inc.
E.I. duPont de Nemours & Company  Procter & Gamble Company
Eastman Kodak Company             Sears, Roebuck & Company
Exxon Corporation                 Travelers Group, Inc.
General Electric Company          Union Carbide Corporation
General Motors Corporation        United Technologies Corporation
Goodyear Tire & Rubber Company    Wal-Mart Stores, Inc.

The Trust is not sponsored, endorsed, sold or promoted by Dow Jones. Dow Jones makes no representation or warranty, express or implied, to the Trust's unit owners or any member of the public regarding the advisability of purchasing the Trust. Dow Jones' only relationship to Ohio National Life, ONLAC or the Trustee is the licensing of certain copyrights, trademarks, servicemarks and service names of Dow Jones. Dow Jones has no obligation to take the needs of Ohio National Life, ONLAC, the Trustee or the Trust's unit owners into consideration in determining, composing or calculating the Dow Jones Industrial Average. Dow Jones is not responsible for and has not participated in the determination of the terms and conditions of the Trust, including the pricing of units or the amount payable under variable contracts. Dow Jones has no obligation or liability in connection with the administration or marketing of the Trust.

DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSION, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY OHIO NATIONAL LIFE, ONLAC OR THE TRUSTEE OR THE TRUST'S UNIT OWNERS OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGE (SM) OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGE (SM) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.


TOTAL RETURN HISTORY

The following table compares the annual total returns of the Dogs of the Dow (the ten highest dividend yielding stocks among the thirty Dow companies) and the annual total returns of the Dow Jones Industrial Average for each of the last 25 calendar years. The ten highest yielding dividend stocks for each year were selected as of the beginning of each year.

This table is presented for comparative purposes only. The total returns shown are no indication of returns that might be expected in the future. The table does not reflect the Trust's charges and expenses which diminish the Trust's actual returns. (See "Charges and Expenses".) The Trust will not be 100% invested at all times, nor is it possible for it to perfectly maintain its prescribed relative weightings of the ten stocks at all times throughout its term.


                  Year                  Dogs                DJIA
                  ----                  ----                ----

                  1973                  4.01%             -13.20%
                  1974                 -1.02%             -23.64%
                  1975                 56.10%              44.46%
                  1976                 35.18%              22.80%
                  1977                 -1.95%              -12.91%
                  1978                  0.03%               2.66%
                  1979                 13.01%              10.60%
                  1980                 27.90%              21.90%
                  1981                  7.46%              -3.61%
                  1982                 27.12%              26.85%
                  1983                 39.07%              25.82%
                  1984                  6.22%               1.29%
                  1985                 29.54%              33.28%
                  1986                 35.63%              27.00%
                  1987                  5.59%               5.66%
                  1988                 24.57%              16.03%
                  1989                 26.97%              32.09%
                  1990                 -7.82%              -0.73%
                  1991                 34.20%              24.19%
                  1992                  7.69%               7.39%
                  1993                 27.08%              16.87%
                  1994                  4.21%               5.03%
                  1995                 36.85%              36.67%
                  1996                 28.35%              28.71%
                  1997                 21.68%              24.82%

Based on the above annual returns, the average annual total return for the 25 year period were 18.44% for the ten Dogs of the Dow and 13.08% for the thirty Dow stocks. There can be no assurance that future returns will continue to follow this pattern. In any event, the Trust's actual returns will be less than those of the ten selected stocks because of the Trust's charges and expenses.


PERFORMANCE DATA

From time to time, Ohio National Life or its affiliates may advertise historical total returns of the Trust. Ohio National Life or ONLAC may advertise the returns of their variable contract subaccounts based on those returns of the Trust (adjusted for contract charges and expenses). These figures will be calculated according to standardized methods prescribed by the SEC. The Trust's total returns may be compared to returns on the DJIA for comparable periods in such advertising. Historical returns are not predictive of future performance.

Ohio National Life or its affiliates may also advertise average annual total return or other performance data for the Trust in non-standard formats. Any such information will be accompanied by standardized performance data.


FIRST TRUST ADVISORS

First Trust Advisors L.P. has been granted a license by Dow Jones & Company, Inc. to use certain copyright, trademark and proprietary rights and trade secrets of Dow Jones. Ohio National Life has entered into agreements with First Trust Advisors, giving Ohio National Life permission to use and refer to the Dow Jones marks and rights in connection with the use of the Trust in the separate accounts of Ohio National Life and ONLAC. First Trust Advisors also provides other services to Ohio National Life related to the Trust, including identification of the specific stocks constituting the Dogs of the Dow as of each stock selection date. For the services and rights provided by First Trust Advisors, First Trust Advisors is paid fees equal to an annual rate of 0.35% of the Trust's assets. This amount is included in the operating expenses of the Trust.


OHIO NATIONAL LIFE

Ohio National Life is a mutual life insurer organized in 1909 as a stock life insurer under the laws of Ohio. It writes life, accident and health insurance in 47 states, the District of Columbia and Puerto Rico. Its assets are now in excess of $6.5 billion and its equity is in excess of $600 million. Ohio National Life's policyholders have approved a plan of reorganization that, if approved by the Ohio Superintendent of Insurance, would convert Ohio National Life to a stock company ultimately owned by a mutual holding company (Ohio National Mutual Holdings, Inc.) with the majority ownership of the latter being by Ohio National Life's policyholders. ONLAC is wholly-owned by Ohio National Life.

Ohio National Life's principal officers and directors, and their principal business experience during the last five years, are:

David B. O'Maley                     Director and Chairman, President
                                     and Chief Executive Office of
                                     Ohio National Life and ONLAC.

Neil A. Armstrong                    Director of Ohio National Life;
                                     Director and Chairman of AIL
                                     Systems, Inc.

Dale P. Brown                        Director of Ohio National Life;
                                     Director, President and Chief
                                     Executive Office of Sive/Young &
                                     Rubicam, Inc.

Jack E. Brown                        Director of Ohio National Life;
                                     Director and Chairman of BBI
                                     Marketing Services, Inc.

William R. Burleigh                  Director of Ohio National Life;
                                     Director, President and Chief
                                     Executive Officer of E. W. Scripps
                                     Co.

Victoria B. Buyniski                 Director of Ohio National Life;
                                     Director, President, Chief
                                     Executive Officer and Chairperson
                                     of United Medical Resources, Inc.

Raymond R. Clark                     Director of Ohio National Life;
                                     Retired; Prior to July 1995 was
                                     Director, President and Chief
                                     Executive Officer of Cincinnati
                                     Bell Telephone Company

Alvin H. Crawford, M.D.              Director of Ohio National Life;
                                     Director of Pediatric Orthopaedic
                                     Surgery, Cincinnati Children's
                                     Hospital Medical Center; Professor
                                     of Pediatrics and Orthopaedic
                                     Surgery, University of Cincinnati
                                     College of Medicine

Bannus B. Hudson                     Director of Ohio National Life;
                                     Director, President and Chief
                                     Executive Officer of Beverages &
                                     More, Inc. ; Prior to June 1995 was
                                     Director, President and Chief
                                     Executive Officer of U.S. Shoe
                                     Corporation

Charles S. Mechem, Jr.               Director of Ohio National Life;
                                     Director and Chairman of the
                                     Board of Cincinnati Bell, Inc.;
                                     Until 1995 was Commissioner of
                                     Ladies Professional Golf
                                     Association

James C. Orr                         Director of Ohio National Life;
                                     Director and Chief Operating
                                     Officer of Cincinnati Bell, Inc.

Oliver W. Waddell                    Director of Ohio National Life;
                                     Retired; Prior to 1998 was Director
                                     and Chairman of Star Bank
                                     Corporation and Director and Vice
                                     Chairman of Star Bank, N.A.

Thomas A. Barefield                  Senior Vice President, Insti-
                                     tutional Sales of Ohio National
                                     Life and ONLAC; Prior to
                                     December 1997 was Senior Vice
                                     President of Life Insurance
                                     Company of Virginia

Howard C. Becker                     Senior Vice President, Individual
                                     Insurance & Corporate Services of
                                     Ohio National Life and ONLAC

R. Allen Bowen                       Senior Vice President, Information
                                     Systems of Ohio National Life and
                                     ONLAC; Prior to June 1997 was
                                     Senior Vice President of Life
                                     Insurance Company of Virginia

Joseph P. Brom                       Director of ONLAC; Senior Vice
                                     President & Chief Investment
                                     Officer of Ohio National Life and
                                     ONLAC

David W. Cook                        Senior Vice President & Actuary of
                                     Ohio National life and ONLAC

Ronald J. Dolan                      Director of ONLAC; Senior Vice
                                     President & Chief Financial
                                     Officer of Ohio National Life and
                                     ONLAC

John J. Palmer                       Director of ONLAC; Senior Vice
                                     President, Strategic Initiatives of
                                     Ohio National Life and ONLAC;
                                     Prior to February 1997 was Senior
                                     Vice President of Life Insurance
                                     Company of Virginia

D. Gates Smith                       Senior Vice President, Sales of
                                     Ohio National Life and ONLAC

Stuart G. Summers                    Director of ONLAC; Senior Vice
                                     President & General Counsel of
                                     Ohio National Life and ONLAC

Ronald L. Benedict                   Corporate Vice President, Counsel
                                     and Secretary of Ohio National
                                     Life and ONLAC

Roylene M. Broadwell                 Vice President and Treasurer of
                                     Ohio National Life and ONLAC


THE TRUSTEE

The Trustee is Star Bank, N.A. with its principal place of business at 425 Walnut Street, Cincinnati, Ohio 45202. The Trustee's duties are ministerial in nature. It does not participate in the selection of the securities held in the Trust.

The Trustee and any successor trustee may resign by giving written notice to Ohio National Life. Upon receipt of such notice, Ohio National Life shall appoint a successor trustee promptly. Ohio National Life may remove the Trustee at any time and appoint a successor. In any event, the resignation or removal of the Trustee does not take effect until a successor trustee has accepted the appointment.


THE YEAR 2000 ISSUE

Ohio National Life has considered the impact of "Year 2000" issues on the Trust. Ohio National Life, ONLAC and the Trustee have developed remedial plans for their computer systems and applications. Conversion activities are presently in process and on schedule. Each of Ohio National Life and ONLAC expects conversion testing and implementation to be completed by December 31, 1998. Ohio National has also been assured by the Trustee and by other suppliers of services that their systems will be Year 2000 compliant by December 31, 1998. Ohio National Life's internal auditors intend to independently test all internal systems affecting the Trust to verify their compliance early in 1999. Ongoing assurance will also be sought from the Trustee and other suppliers of services to the Trust.

The failure of Ohio National, the Trustee or other suppliers of services to the Trust to achieve complete and timely compliance could impair the operation of the Trust and the achievement of its objectives. While it is believed that each entity is diligently pursuing a well-conceived remedial plan, there can be no certainty of complete success. Further, it is possible that the Trust could be adversely affected by the noncompliance of third parties beyond the knowledge or control of Ohio National Life, ONLAC or the Trustee.

FINANCIAL STATEMENTS

No financial statements for the Trust are included in this prospectus because the Trust had not commenced operations as of the date of this prospectus.

                       CONTENTS OF REGISTRATION STATEMENT


This registration statement comprises the following papers and documents:

The facing sheet

The prospectus consisting of 11 pages

The undertaking to file reports:

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

The signatures.

Written consents of the following persons:

               KPMG Peat Marwick LLP

The following exhibits:

A(1) Proposed Trust and Custody Agreement between the Depositor and the Trustee.

A(6)(i)        Copy of Articles of Incorporation of the Depositor, as amended.

A(6)(ii)       Copy of Code of Regulations of the Depositor, as amended.

A(9)(i) Copy of proposed Service Agreement between the Depositor and First Trust Advisors, L.P.

A(9)(ii) Copy of proposed Sublicense Agreement among the Depositor, First Trust Advisors, L.P. and Dow Jones & Company, Inc.

E Copy of the Financial Statements of the Depositor as of December 31, 1997, with Independent Auditor's Report.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the registrant, Dow Target 10 Trust, has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Montgomery and state of Ohio on the 22nd day of July, 1998.


                                        DOW TARGET 10 TRUST, ______ 1998 Series
                                        (Registrant)

                                        By:  THE OHIO NATIONAL LIFE
                                               INSURANCE COMPANY


Attest: s/Ronald L. Benedict            By: s/John J. Palmer
        -------------------------------    ------------------------------------
          Ronald L. Benedict, Secretary    John J. Palmer, Senior Vice President
                                           Strategic Initiatives



Pursuant to the requirements of the Securities Act of 1933, the depositor has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized in the city of Montgomery and state of Ohio on the 22nd day of July, 1998.

                                            THE OHIO NATIONAL LIFE
                                              INSURANCE COMPANY
                                              (Depositor)


Attest:  s/Ronald L. Benedict           By:  s/John J. Palmer
         -----------------------------     ------------------------------------
         Ronald L. Benedict, Secretary     John J. Palmer, Senior Vice President
                                           Strategic Initiatives

As required by the Securities Act of 1933, this pre-effective amendment to the registration statement has been signed below by the following persons in the capacities and on the dates indicated.



s/David B. O'Maley                Chairman and              July 22, 1998
---------------------------       Director
David B. O'Maley



*s/Neil A. Armstrong              Director                  July 22, 1998
-------------------------
Neil A. Armstrong



*s/Dale P. Brown                  Director                  July 22, 1998
-------------------------
Dale P. Brown



*s/Jack E. Brown                  Director                  July 22, 1998
-------------------------
Jack E. Brown



*s/William R. Burleigh            Director                  July 22, 1998
---------------------------
William R. Burleigh



*s/Victoria B. Buyniski           Director                  July 22, 1998
-------------------------
Victoria B. Buyniski



*s/Raymond R. Clark               Director                  July 22,1998
-------------------------
Raymond R. Clark



*s/Alvin H. Crawford              Director                  July 22, 1998
-------------------------
Alvin H. Crawford



*s/Bannus B. Hudson               Director                  July 22, 1998
-------------------------
Bannus B. Hudson



*s/Charles S. Mechem, Jr.         Director                  July 22, 1998
-------------------------
Charles S. Mechem, Jr.

*s/James F. Orr                   Director                  July 22, 1998
-------------------------
James F. Orr



*s/Oliver W. Waddell              Director                  July 22, 1998
-------------------------
Oliver W. Waddell



*By: s/John J. Palmer
-------------------------
John J. Palmer, Attorney in Fact pursuant to Powers of Attorney, copies of which have previously been filed as exhibits to the registration statement for Ohio National Variable Account A, File Nos. 2-91213 and 811-01978.

                         INDEX OF CONSENTS AND EXHIBITS


Exhibit
Number         Description

               Consent of KPMG Peat Marwick LLP

A(1) Proposed Trust and Custody Agreement between the Depositor and the Trustee

A(6)(i)        Copy of Articles of Incorporation of the Depositor, as amended

A(6)(ii)       Copy of Code of Regulations of the Depositor, as amended

A(9)(i) Copy of proposed Service Agreement between the Depositor and First Trust Advisors, L.P.

A(9)(ii) Copy of proposed Sublicense Agreement among the Depositor, First Trust Advisors, L.P. and Dow Jones & Company, Inc.

E Copy of the Financial Statements of the Depositor as of December 31, 1997, with Independent Auditors Report

                         Independent Auditors' Consent



The Board of Directors
The Ohio National Life Insurance Company:


We consent to the inclusion of our report included herein.


                                                           KPMG Peat Marwick LLP

Cincinnati, Ohio
July 22, 1998